ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CA 94086

April 23, 2004

Thomas A. Jones

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Advanced Micro Devices, Inc.
Request for Withdrawal of Post-Effective Amendment No. 11
to Form S-3 Registration Statement (File No. 333-84028)

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Advanced Micro Devices, Inc., a Delaware corporation (the “Company”), hereby requests withdrawal of its Post-Effective Amendment No. 11 to Form S-3 Registration Statement (File No. 333-84028) (“Post-Effective Amendment No. 11”) filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2003.

The reason for such withdrawal is the Company is no longer obligated under the Registration Rights Agreement dated as of January 29, 2002, pursuant to which it filed the Form S-3 Registration Statement (File No. 333-84028) (the “Initial Registration Statement”) with the SEC on March 8, 2002, to keep such Initial Registration Statement effective under the Act. No securities were sold in connection with Post-Effective Amendment No. 11.

If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Tad J. Freese of Latham & Watkins LLP, the Company’s outside counsel, at (415) 395-8184.

Very Truly yours,

Advanced Micro Devices, Inc.

By:	/s/ Hollis M. O’Brien

Hollis M. O’Brien Secretary